PURCHASE AND SALE AGREEMENT
                  AND JOINT ESCROW INSTRUCTIONS


         THIS PURCHASE AND SALE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (this "Agreement") is entered into as of November 11, 1996, by and between T. ROWE PRICE-PACIFIC, a California limited partnership ("Seller"), and WCB PROPERTIES LIMITED PARTNERSHIP, a Delaware limited partnership ("Buyer").


                            RECITALS:

         A. Seller is the owner of certain improved real property located in San Diego, California known as 6175 and 6195 Lusk
Boulevard.

         B. Buyer desires to purchase that property, and Seller desires to sell that property, on the terms and conditions contained in this Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, Buyer and Seller agree as follows:


1.  PURCHASE AND SALE

         1.1 Agreement to Buy and Sell. Subject to all of the terms and conditions of this Agreement, Seller hereby agrees to sell and convey to Buyer and Buyer hereby agrees to acquire and purchase from Seller the following (collectively, the "Property"):

             1.1.1 All of Seller's right, title and interest in and to that certain parcel of real property commonly known as 6175 and 6195 Lusk Boulevard in San Diego, California and more particularly described on Exhibit "A" attached hereto, together with all of Seller's right, title and interest in and to any and all easements, privileges and other rights appurtenant thereto, including but not limited to development rights, air rights and oil, gas, mineral and water rights (collectively, the "Land");

             1.1.2 All of Seller's right, title and interest in and to all improvements, structures, equipment and fixtures located on or under the Land, including without limitation the two (2) office buildings located thereon (collectively, the "Improvements") (the Land and Improvements are herein collectively called the "Project");

             1.1.3 All of Seller's right, title and interest in and to all tangible personal property, if any, located on or affixed to the Project and used in connection with the ownership, operation or maintenance of the Project, and all intangible property, if any, owned or held by Seller that pertains to the ownership, maintenance, use or operation of the Project, including, without limitation, any"Licenses and Permits" (as defined in Exhibit "B" attached hereto) or other rights relating to the ownership, use or operation of the Project (collectively, the "Personal Property");

             1.1.4 All of Seller's interest in any leases or other agreements demising space in or providing for the use or occupancy of any portion of the Project (collectively, the "Leases") and Seller's rights under any guarantees, letters of credit or other instruments that secure or guarantee the performance of the obligations of each tenant thereunder
(collectively, the "Lease Guarantees";

             1.1.5 All of Seller's right, title and interest in and to, if any, any and all service contracts, maintenance agreements, construction contracts, architect's agreements, leasing brokerage agreements, parking agreements, consultant agreements, management contracts, bonds and all other contracts and agreements relating to the Property which continue in full force and effect beyond the "Closing" (as defined below) and which Buyer hereafter elects in its sole and absolute discretion, to assume in writing, together with all supplements, amendments and modifications thereto (collectively, the "Contracts"), to the extent the Contracts are assignable;

             1.1.6 All of Seller's interest in any and all warranties, guaranties, indemnities and claims, whether oral or written, which relate, directly or indirectly, to all or any portion of the Property, including, without limitation, any warranties or guarantees with respect to any building, building component, structure, fixture, machinery, equipment, material situated or, or comprising a part of any building or other improvement situated on the Land (collectively, the "Warranties"); and

             1.1.7 All of Seller's interest in the following: (i) financial and other books and records maintained in connection with the operation of the Property, (ii) preliminary, final and proposed building plans and specifications (including "as-built" floor plans and drawings) and tenant improvement plans and specifications for the Improvements, (iii) surveys, appraisals, budgets, structural reviews, grading plans, topographical maps, architectural and structural drawings and engineering, soils, seismic, geologic, environmental contamination and architectural reports, studies, tests, analyses and certificates pertaining to the Land, (iv) marketing information pertaining to the Property,
(v) inspection reports issues with respect to the Property by any governmental or quasi-governmental body or agency having jurisdiction over the Property or Seller (collectively the "Governmental Authorities"), and (vi) other books and records maintained by or for the benefit of Seller with respect to the Property (collectively the "Records and Plans");

         1.2 Purchase Price. The purchase price to be paid by Buyer to Seller for the Property shall be the sum of Eight Million Two
Hundred Fifty Thousand Dollars ($8,250,000.00) (the "Purchase
Price").

         1.3 Payment of Purchase Price. The Purchase Price shall be payable as follows:

             1.3.1 Concurrently with the "Opening of Escrow" (as defined below), Buyer shall deposit into "Escrow" (as defined below), into an interest bearing account, One Hundred Fifty Thousand Dollars ($150,000) (such amount, together with any interest earned thereon, is herein called the " Deposit") by certified check or wire transfer of federal funds or in another immediately available form. Except as otherwise provided in this Agreement, the Deposit shall be non-refundable to Buyer after the "Decision Date" (as defined below).

             1.3.2 At least one (1) business day prior to the "Closing Date" (as defined below), Buyer shall deposit into Escrow the balance of the Purchase Price, subject to adjustment by reason of any applicable prorations and the allocation of closing costs described below. The deposit required by this
Section 1.3.2 shall be made by wire transfer of federal funds or in another immediately available form.


2.  OPENING OF ESCROW

         2.1 Escrow; Escrow Holder. Within three (3) days after this Agreement has been executed by Seller and Buyer, an escrow (the
"Escrow") shall be opened (the "Opening of Escrow") (the date of Opening of Escrow is herein called the "Effective Date") with Stewart Title Company of San Diego, 7676 Hazard Center Drive,
Suite No. 700, San Diego, CA  92108 ("Escrow Holder").

         2.2 Escrow Instructions. The terms and conditions set forth in this Agreement shall constitute both an agreement between Seller and Buyer and escrow instructions for Escrow Holder.
Seller and Buyer shall promptly execute and deliver to Escrow
Holder any separate or additional escrow instructions requested by Escrow Holder which are consistent with the terms of this Agreement. Any separate or additional instructions shall not modify or amend the provisions of this Agreement unless otherwise expressly set forth by mutual consent of Buyer and Seller. As used in this Agreement, "Closing" shall mean the recordation of the "Deed" (as defined below) in the Official Records of San
Diego County, California.

         2.3 Closing Date. Escrow shall close on or before the date that is sixty (60) days after the Effective Date (the "Closing
Date").

3.  ACTIONS PENDING CLOSING

         3.1 Deliveries by Seller. On or before the fifth (5th) business day following the Opening of Escrow, Seller shall deliver to Buyer, or make available to Buyer for inspection at the Property, those documents and reports listed on Exhibit "B" attached hereto. On or before the Decision Date, Buyer may, in its sole and absolute discretion, elect to terminate this Agreement by delivery of written notice of termination in accordance with Section 3.4 below, in which case Buyer shall promptly return to Seller all items furnished to Buyer pursuant to this Section 3.1 and Escrow Holder shall promptly return the Deposit to Buyer. Buyer's failure to provide such notice on or before the Decision Date shall constitute Buyer's election to terminate this Agreement, in which case Buyer shall promptly return to Seller all items furnished to Buyer pursuant to Section
3.1 and Escrow Holder shall promptly return the Deposit to Buyer.

         3.2  Buyer's Review of Title.

             3.2.1 As soon as reasonably possible after the Opening of Escrow, Seller shall obtain, at Seller's sole cost and expense, a preliminary title report or commitment for title insurance issued by Stewart Title Company (the "Title Company") showing the condition of title to the Property (the "Preliminary Title Report") together with legible (to the extent available) copies of all documents referred to therein (the "Title
Documents").  Upon receipt of the Preliminary Title Report,
Seller shall deliver a copy thereof to Buyer, accompanied by legible copies (to the extent available) of all Title Documents.

             3.2.2 Buyer shall have until the later of ten (10) business days after receipt of the Preliminary Title Report and Title Documents or the date that is thirty five (35) days after the Effective Date (the "Title Notice Date") within which to deliver to Seller written notice of Buyer's disapproval of any matter shown on the Preliminary Title Report (those title matters disapproved or deemed disapproved by Buyer are hereafter called the "Disapproved Exceptions"); provided, however that Buyer shall have an additional five (5) days, regardless of the Decision Date, following Buyer's receipt of any update to the Preliminary Title Report (or the Survey) to notify Seller of objections to any new items shown on any such update. Buyer's failure to provide such notice on or before such date shall constitute Buyer's disapproval of the condition of title as shown on the Preliminary Title Report.

             3.2.3 If Buyer timely notifies Seller of its Disapproved Exceptions on or before the Title Notice Date or if Buyer is deemed to have disapproved the condition of title as shown on the Preliminary Title Report, Seller shall notify Buyer in writing within three (3) business days after receipt of Buyer's notice of Disapproved Exceptions or, in the event that Buyer fails to notify Seller of any Disapproved Exceptions pursuant to Section 3.2.2, within three (3) business days after the date that said exceptions are deemed to have been disapproved by Buyer pursuant to this Agreement that: (a) Seller will remove such Disapproved Exceptions from title as of or before Closing; or (b) Seller will not remove any or certain specified Disapproved Exceptions from title. Seller's failure to address any Disapproved Exceptions in any notice, or failure to give a notice as to any Disapproved Exceptions, shall constitute Seller's statement that it will not remove such Disapproved Exceptions from title.

             3.2.4 If Seller does not provide Buyer with written notice that Seller shall remove all Disapproved Exceptions from title, Buyer shall have the right to terminate this Agreement by delivery of written notice of termination in accordance with
Section 3.3 on or before the date that is forty five (45) days after the Effective Date (the "Decision Date"), as Buyer's sole and exclusive remedy. Buyer's failure to provide such notice of termination on or before the Decision Date shall constitute Buyer's election to terminate this Agreement. In the case of Buyer's waiver of Disapproved Exceptions, Seller shall have no obligation to remove or otherwise address such Disapproved Exceptions from title, and such waived Disapproved Exceptions shall be deemed approved. If, despite Seller's notice to Buyer that Seller will remove all Disapproved Exceptions from title, prior to the Closing Date, Seller is unable to remove or insure over (to Buyer's satisfaction in its sole and absolute discretion) any Disapproved Exceptions, then Buyer may elect, in its sole and absolute discretion and upon written notice to Seller and Escrow Holder, on or before the Closing Date to (a) terminate this Agreement; (b) discharge any Disapproved Exceptions which can be discharged by the payment of money and deduct from the Purchase Price the amount necessary to do so; (c) extend the Closing Date to allow Seller a reasonable period of time to remove any such Disapproved Exceptions; or (d) proceed to a timely closing whereupon such objected to exceptions or matters shall be deemed to be "Permitted Exceptions" (as defined below). Buyer's failure to timely make such election shall constitute Buyer's election to terminate this Agreement. If Buyer elects (or is deemed to have elected) to terminate this Agreement pursuant to this Section 3.2.4, the provisions of Section 3.4 shall apply. Buyer's right to terminate this Agreement pursuant to this Section 3.2.4 shall in no way affect Buyer's right to terminate this Agreement pursuant to Section 3.1. Notwithstanding anything to the contrary contained herein, Seller shall be required to discharge and remove any and all liens affecting the Property which secure an obligation to pay money (other than installments of real estate taxes or assessments not delinquent as of the Closing Date) and, even though Buyer does not expressly disapprove such liens, such liens shall not be Permitted Exceptions. Except for the Disapproved Exceptions Seller removes or covenants to remove, the exceptions to title shown by the Preliminary Title Report and any encumbrance arising from the acts of Buyer are called the "Permitted Exceptions" in this Agreement.

         3.3 Buyer's Review of the Property; Agreements. On or before the Decision Date, Buyer shall have prepared, obtained, reviewed (or shall have chosen not to have prepared, obtained or reviewed) and approved, among other things, all reports of investigations of the Property, including, such soil, geological, engineering and environmental tests and reports, and other inspections of the Property as Buyer shall deem necessary in order to determine whether the Property is suitable for Buyer's intended use, as well as investigated (or chosen not to have investigated) all zoning requirements, federal, state and local laws, ordinances, rules, regulations, permits, licenses, approvals and orders applicable to the Property. Pursuant to and subject to the requirements of Section 3.7 of this Agreement, Buyer may enter onto the Property for the purpose of conducting its visual inspection (the "Inspection") of the Property; provided, however, without first obtaining Seller's prior written consent, Buyer shall only conduct a visual inspection, with no right to conduct any physical testing, boring, sampling or removal of the nature commonly referred to as "Phase II" testing (collectively "Physical Testing") of any portion of the Property. If Buyer wishes to conduct any Physical Testing of the Property, Buyer shall submit a work plan to Seller prior to the Decision Date for Seller's prior written approval, which work plan Seller may modify, limit or disapprove in its reasonable discretion.

         3.4 Buyer's Termination. If Buyer elects to terminate this Agreement on or before the Decision Date, which Buyer may do in its sole and absolute discretion, or on or before any applicable later date in connection with a termination pursuant to Sections 4.6 or 4.7, Buyer shall give Seller and Escrow Holder written notice that Buyer elects to terminate this Agreement.
Buyer's failure to provide such termination notice pursuant to Sections 3.1or 3.2 on or before the Decision Date, or Buyer's failure to timely provide a termination notice pursuant to Sections 4.6 or 4.7, shall constitute Buyer's election to terminate this Agreement. In the event Buyer elects (or is deemed to have elected) to terminate this Agreement pursuant to this Section 3.4, Escrow Holder shall deliver the Deposit to Buyer and shall return to the depositor thereof any other materials previously placed in Escrow and remaining in Escrow;
Buyer shall deliver to Seller all information, materials and data that Buyer and/or Buyer's Agents discover, obtain or generate in connection with or resulting from Buyer's investigation of the Property (including, without limitation, pursuant to Section
3.7); and neither party shall thereafter have any further rights or obligations under this Agreement unless expressly provided otherwise herein. In the event Buyer desires to continue this Agreement after the Decision Date, Buyer shall, on or before the Decision Date, deliver written notice to Seller and Escrow Holder that Buyer shall purchase the Property pursuant to the terms hereof; in the event such notice contains conditions on Buyer's obligation to purchase the Property that are in addition to the conditions set forth herein, Seller shall have the right to terminate this Agreement by written notice thereof to Buyer, in which case
Escrow Holder shall deliver the Deposit to Buyer and shall return to the depositor thereof any other materials previously placed in Escrow and remaining in Escrow; Buyer shall deliver to Seller all information, materials and data that Buyer and/or Buyer's
Agents discover, obtain or generate in connection with or resulting from Buyer's investigation of the Property (including, without limitation, pursuant to Section 3.7); and neither party shall thereafter have any further rights or obligations under this Agreement unless expressly provided otherwise herein.

         3.5 Seller's Termination. If Seller elects to terminate this Agreement as a result of any material breach of Buyer's obligations Seller shall give Buyer notice of such breach and, if such breach has not been cured within five (5) business days after the date of Seller's notification to Buyer of such material breach, Seller shall give Buyer and Escrow Holder written notice that Seller elects to terminate this Agreement. Seller's failure to provide such notice by the specified deadline shall constitute Seller's waiver of Seller's right to terminate this Agreement for reasons for which that deadline applied, but not as to the reasons for which a later deadline applies. In the event Seller elects to terminate this Agreement pursuant to this Section 3.5, Escrow Holder shall hold the Deposit until receipt of joint instructions signed by Buyer and Seller and shall return to the depositor thereof any materials previously placed in Escrow and remaining in Escrow; Buyer shall deliver to Seller a duly executed and acknowledged quitclaim deed in accordance with
Section 6.13 below; Buyer shall pay all title, survey and escrow charges, and, subject to Section 5.6, neither party shall thereafter have any further rights or obligations under this Agreement unless expressly provided otherwise therein.

         3.6 No Processing. Without Seller's prior written consent, until the Closing, Buyer shall not make any application to any governmental agency for any permit, approval, license or other entitlement for the Property or the use or development thereof.

         3.7  Access to Property.

             3.7.1 Subject to the rights of existing tenants of the Property ("Tenants"), whom Buyer hereby agrees not to interview or question without having provided Seller and Seller's Broker
(as defined below) with at least two (2) business days prior written notice of its intention to do so and an opportunity for Seller's representative to accompany Buyer or its representative during such interview, Seller hereby grants to Buyer a nonexclusive license to enter onto the Property solely for the purpose of conducting Buyer's Inspection. Any Inspection work shall be at the sole cost and expense of Buyer. If Buyer or its agents, employees, representatives or contractors (collectively, "Buyer's Agents") conduct any activities on the Property without Seller's prior written consent that are excluded from the definition of "Inspection" in Section 3.3 and are included in the definition of "Physical Inspection" in Section 3.3, that shall be a material breach of this Agreement and Seller may terminate this Agreement in accordance with the terms of Section 3.5. The license created under this Section 3.7.1 shall expire on termination of this Agreement. At least twenty-four (24) hours prior to any entry and Inspection, Buyer shall provide Seller with a certificate of insurance from Buyer and Buyer's Agents that will be participating in the Inspection in form and substance satisfactory to Seller evidencing the existence of
(i) commercial general liability insurance in an amount not less than $1,000,000 combined limits for any injuries, deaths or property damage sustained as a result of any one accident or occurrence, (ii) worker's compensation insurance at statutory limits, and (iii) employer's liability insurance in an amount not less than $1,000,000 for each accident, disease per employee and disease policy limit. The commercial general liability insurance shall name Seller as an additional insured. Any Buyer's Agent which conducts environmental inspections of the Property shall, prior to such inspection, also provide evidence of environmental liability insurance of not less than $1,000,000.

             3.7.2 Buyer agrees to keep the Property free from any liens arising out of any work performed, materials furnished or obligations incurred by or on behalf of Buyer or Buyer's Agents with respect to any Inspection or Physical Testing of the Property. If any such lien shall at any time be filed, Buyer shall cause the same to be discharged of record within twenty
(20) days thereafter by satisfying the same or, if Buyer in its discretion and in good faith determines that such lien should be contested, by recording a bond. Failure by Buyer to discharge such lien or record a bond shall be a material breach of this Agreement and Seller may terminate this Agreement in accordance with Section 3.5.

             3.7.3 Buyer shall, at its sole cost and expense, comply with all applicable federal, state and local laws, statutes, rules, regulations, ordinances and policies in conducting the Inspection and the Physical Testing.

             3.7.4 Buyer hereby agrees to hold harmless, protect, defend and indemnify, and hereby releases, Seller and its trustees, officers, directors, partners, employees, contractors, agents, subsidiaries and affiliates, and its and their respective successors and assigns (collectively, the "Indemnitees") and the Property from and against any and all claims, demands, causes of action, losses, liabilities, liens, encumbrances, costs or expenses (including without limitation reasonable attorneys' fees and litigation costs) arising out of, connected with or incidental to: (a) any injuries to persons (including death) or property (real or personal), or (b) any mechanics', workers' or other liens on the Property, by reason of or relating to the work or activities conducted on the Property by Buyer or Buyer's
Agents.  Notwithstanding the foregoing, Buyer's agreement in this
Section 3.7.4 shall not apply to the following: (i) any pre-existing defective or illegal conditions on the Property discovered by Buyer or any consequences resulting from Buyer's or Buyer's Agents' communication of such conditions to Seller, and/or (ii) any defective or illegal condition caused by Seller or its trustees, officers, directors, partners, employees, contractors, agents, subsidiaries or affiliates. The provisions of this Section 3.7.4 shall survive any termination of this Agreement and shall not be limited in any way by any other terms of this Agreement, including, but not limited to, Section 5.6 of this Agreement.

             3.7.5 In no event shall Buyer or Buyer's Agents have the right to place any materials or equipment on the Property
(including, without limitation, signs or other advertising material) until after the Closing has occurred, except for materials or equipment relating to any Inspection.

             3.7.6 Buyer shall, at its sole cost and expense, clean up and repair the Property, in whatever manner necessary, after Buyer's or Buyer's Agents' entry thereon so that the Property shall be returned to substantially the same condition that existed prior to Buyer's or Buyer's Agents' entry thereon;
provided, however, that the foregoing repair obligation shall not apply to any damage to the Property that was not caused by Buyer or Buyer's Agents..

             3.7.7 All information, materials and data that Buyer and/or Buyer's Agents discover, obtain or generate in connection with or resulting from its Inspection and work under Section 3.3 and 3.7 hereunder (the "Information") shall be deemed confidential, and Buyer represents, warrants and agrees that without the prior written consent of Seller, which consent may be withheld in Seller's sole and absolute discretion, Buyer will:
use commercially reasonable efforts to keep the Information confidential (Buyer may disclose such Information to its attorneys, accountants, partners, consultants, lenders and investors), unless such Information is in the public domain or unless Buyer may have received such Information from sources other than Seller or as a result of its Inspection, and the Information will not be used other than in connection with the Buyer's investigation and evaluation of the Property ("Buyer's Investigation"); and use its commercially reasonable efforts to safeguard the Information from unauthorized disclosure. Buyer shall indemnify the Indemnitees from and against any and all claims, demands, causes of action, loss, damage or liability resulting from, arising out of or in connection with Buyer's breach of its obligations under this Section 3.7.7.


4.  ADDITIONAL AGREEMENTS OF THE PARTIES

         4.1 Seller's Representations and Warranties. Seller hereby represents, warrants and covenants to and agrees with Buyer as follows:

             4.1.1 Seller's Authority. Seller has the power and authority to own the Property and to consummate the transactions contemplated by this Agreement. This Agreement and all instruments, documents and agreements to be executed by Seller in connection herewith (i) are, or when delivered shall be, duly authorized, executed and delivered by Seller; (ii) are, or when delivered shall be, valid, binding and enforceable obligations of Seller, and (iii) do not and will not violate any provision of any agreement or judicial order to which Seller is a party or to which Seller or the Property is subject.

             4.1.2 No Bankruptcy. Seller has not (i) made a general assignment for the benefit of creditors, (ii) filed any voluntary petition in bankruptcy or suffered the filing of any involuntary petition by Seller's creditors, (iii) suffered the appointment of a receiver to take possession of the Property or all, or substantially all, of Seller's other assets, (iv) suffered the attachment or other judicial seizure of the Property or all, or substantially all, of Seller's other assets, (v) admitted in writing its inability to pay its debts as they come due, or (vi) made an offer of settlement, extension or composition to its creditors generally.

             4.1.3 Tax Withholding. Seller is not a "foreign person" as defined in Section 1445 of the Internal Revenue Code of 1986, as amended (the "Code") and any related regulations.

             4.1.4 Leases and Contracts. To Seller's knowledge, the copies of the leases, agreements, contracts and written reports delivered or made available to Buyer by Seller are true and accurate copies of such items.

             4.1.5 Lease Matters. To Seller's knowledge, the only tenant leases and amendments thereto in force for the Property are as set forth in the rent roll to be delivered to Buyer pursuant to Section 3.1 above, and, to Seller's knowledge, no tenants are currently in default under the Leases.

             4.1.6 No Litigation. To Seller's knowledge, there is no litigation pending or threatened with respect to the Property.

             4.1.7 Hazardous Materials. To Seller's knowledge, (i) neither Seller nor any agent, employee or representative of Seller, nor any predecessor of Seller or occupant of the Project, has used, installed, generated, produced, stored or released on, in, under or about the Project or transported to or from the Project or into any groundwater (other than lawfully into sanitary sewer systems established for such purpose) any Hazardous Materials (as defined in Section 4.4) except in the ordinary course of business and in compliance with all applicable laws, ordinances, rules, requirements and regulations of any Governmental Authority pertaining to the use, storage, handling or disposal of Hazardous Materials, and (ii) no storage tanks have at any time been installed, used or removed on, at or under the Project.

             4.1.8  Structural Defects.  To Seller's knowledge,
Seller has not received written notice of, and to Seller's knowledge there are not, any structural defects or inadequacies in the Project which have not been corrected.

             4.1.9 Utilities. To Seller's knowledge, all water, sewer, gas, electric, telephone, drainage facilities and other utilities required by law or for the normal operation of the Project in a fully occupied condition (i) are installed to the property lines of the Project, (ii) are adequate to service the Project in a fully occupied condition, and (iii) have been connected to the Improvements with valid permits.

             4.1.10 Accurate Deliveries. To Seller's knowledge, all documents, contracts agreements or any other information provided by Seller to Buyer are genuine and complete and include any modifications or amendments, and with respect to the materials prepared by Seller and delivered after the execution of this Agreement, do not contain any untrue statements of material fact or an omission of any material fact. To Seller's knowledge, the Operating Statements (as defined in Exhibit B) are correct in all material respects. The Rent Roll (as defined in Exhibit B) is complete and correct in all material respects.

             4.1.11 Seller's Right to Convey. Seller is the legal and equitable owner of the Property, with full right to convey the same, and without limiting the generality of the foregoing, Seller has not granted any options or rights of first refusal to third parties to purchase or otherwise acquire any interest in the Property which , to Seller's knowledge, may impede or remain outstanding after the Closing Date. To Seller's knowledge, the tenant of the Property has waived its right of first refusal to purchase the Property. In the event that the tenant of the Property shall assert its right to purchase the Property pursuant to its right of first refusal and Seller shall notify Buyer that it is unable to cause the tenant to waive such right, this Agreement shall terminate, whereupon Seller shall reimburse
Buyer, in an amount not to exceed $50,000, for Buyer's documented out-of-pocket costs and expenses paid to third parties in connection with Buyer's due diligence review of the Property, and, except as otherwise specifically herein provided, the parties shall have no further obligations hereunder.

             4.1.12 No Unrecorded Restrictions. Except for the matters shown in the Preliminary Title Report, to Seller's knowledge there are no covenants, conditions, restrictions or encumbrances affecting the Property which will be binding on Buyer after the Closing Date.

             4.1.13 No Liens. To Seller's knowledge, the Records and Plans, the Licenses and Permits and the Personal Property have been fully paid for and will not be subject to any liens, encumbrances or claims of any kind as of the Closing.

             4.1.14 No Undisclosed Defects. To Seller's knowledge, there are no material defects in the Project which have not been disclosed to Buyer by the materials delivered or made available to Buyer or which would not be disclosed by a reasonable inspection of the Project and which would materially interfere with Buyer's continued use of the Project for its current purpose.

As used herein, Seller's "knowledge" means the actual (not constructive) knowledge of Judy Alexander, which individual is the employee of Seller's asset manager who has the day-to-day management responsibility for the Property and the most knowledge with respect to the Property, without undertaking, and without any duty to undertake, any investigation or inquiry. It is the express intention of Buyer and Seller that, in order for Buyer to recover any damages or have any other remedies against Seller by reason of an alleged breach of Seller's representations and/or warranties set forth herein, Buyer shall be required to allege and prove that at least the foregoing individual had actual conscious knowledge of the falsity of such representation and/or warranty when made. It is also expressly agreed and understood that in no event shall Buyer be entitled to bring any action(s) for damages or otherwise against the aforementioned individual. Any action against Seller based upon an alleged breach of Seller's representations and warranties set forth in herein must be filed within three hundred sixty five (365) days after the Closing Date, and failure to timely file any such action shall be deemed Buyer's waiver and release of any such action.

         4.2 Buyer's Representations and Warranties. Buyer hereby represents, warrants and covenants to and agrees with Seller as follows:

             4.2.1 Buyer's Investigation. (a) Except as contained in this Agreement or any of the documents executed by Seller in connection herewith, there are no representations or warranties of any kind whatsoever, express or implied, made by Seller in connection with this Agreement, the purchase of the Property by Buyer, the physical condition of the Property or whether the Property complies with applicable laws or is appropriate for Buyer's intended use; (b) Except as contained in this Agreement or any of the documents executed by Seller in connection herewith, Buyer is not relying on any statement or representation of Seller, its agents or its representatives nor on any information supplied by Seller, its agents or its representatives
; (c) Buyer, in entering into this Agreement and in completing its purchase of the Property, is relying entirely on its own investigation of the Property; (d) Buyer's decision, on or prior to the Decision Date, of whether to purchase the Property on the terms and conditions hereof shall be made solely and exclusively in reliance on Buyer's own review, inspection and investigation of the Property and of materials, documents, information and studies relating to the Property (including, without limitation, Buyer's Inspection or Physical Testing) and on the representations and warranties of Seller contained in this Agreement and in the documents executed by Seller in connection herewith; and (e) Buyer shall purchase the Property in its "as is" condition as of the date of Closing.

             4.2.2 Authority. Buyer has the power and authority to own the Property and to consummate the transactions contemplated by this Agreement. This Agreement and all instruments, documents and agreements to be executed by Buyer in connection herewith are or when delivered shall be duly authorized, executed and delivered by Buyer and are valid, binding and enforceable obligations of Buyer. Each individual executing this Agreement on behalf of Buyer represents and warrants to Seller that he or she is duly authorized to do so.

             4.2.3 Consents. Buyer is not required to obtain, or will have obtained by the Closing, any consents or approvals necessary to consummate the transactions contemplated in this Agreement.

         4.3  Reaffirmation.  The representations and warranties of

Buyer and Seller set forth in Sections 4.1 and 4.2, respectively are true and correct as of the date of this Agreement and shall be true and correct as of the Closing. The Closing shall constitute each party's reaffirmation of those representations and warranties as of the Closing and each party shall execute and deliver at Closing a document (a "Reaffirmation Certificate") reaffirming such party's representations and warranties. Seller shall be entitled to rely upon Buyer's representations and warranties, notwithstanding any inspection or investigation of the Property which was made or could have been made by Buyer.

In the event that either Seller or Buyer should discover prior to the Closing Date that any representation or warranty made by Seller is untrue or inaccurate, it shall promptly inform the other party in writing of its discovery. In the event Seller shall notify Buyer of an untrue or inaccurate representation pursuant to the preceding sentence, Buyer shall be deemed to have terminated this Agreement unless it shall notify Seller in writing within ten (10) days after receipt of Seller's notice that Buyer shall proceed with the Closing, or unless Buyer shall close this transaction within said ten (10) day period. If Buyer shall have terminated this Agreement pursuant to the preceding sentence, this Agreement shall terminate in accordance with the terms and provisions of Section 3.4 hereof. In the event that Buyer closes this transaction or notifies Seller pursuant to the second sentence of this paragraph that Buyer shall proceed with the Closing, Buyer shall automatically be deemed to have waived any objection to any such untrue or inaccurate warranty or representation and no rights or remedies shall ever be available to Buyer with respect to such untrue or inaccurate warranty or representation except in the event that Seller had actual (not constructive) knowledge of the untruth or inaccuracy of any warranty or representation at the time the same was made, in which event Buyer may close the transaction and bring suit for breach of said warranty.

         4.4 Additional Covenants of Seller In addition to the covenants and agreements of Seller set forth elsewhere in this Agreement, Seller covenants and agrees that between the Effective
Date and the Closing Date:

             4.4.1 Title. Seller shall not directly or indirectly sell, lease, assign or create any right, title or interest whatsoever in or to the Property, or create or permit to exist thereon any lien, charge or encumbrance other than the Permitted Exceptions, or enter into any agreement to do any of the foregoing, without the prior written consent of Buyer (which consent may be granted or withheld in Buyer's sole and absolute discretion.)

             4.4.2 Service, Management and Employment Contracts. Seller shall not directly or indirectly enter into, extend or renew any new service contracts, property management or employment contracts in respect of the Property, without the prior written consent of Buyer (which consent may be withheld in

Buyer's sole and absolute discretion), unless the same shall be cancelable as of or before the Closing without penalty or premium
(or, if said cancellation requires the payment of a penalty or premium, said penalty or premium shall be paid by Seller).

             4.4.3 Development Activities. Seller shall not take any actions with respect to the development of the Property, including, without limitation, applying for, pursuing, accepting or obtaining any permits, approvals or other development entitlements from any governmental or other regulatory entities or finalizing or entering into any agreements relating thereto without the prior written consent of Buyer (which consent may be granted or withheld in Buyer's sole and absolute discretion). Seller shall renew any permits relating to the use of the Property that Seller would renew in the ordinary course of owning the Property. Seller shall, at no cost to Seller, reasonably cooperate with Buyer in Buyer's efforts to obtain any governmental approvals necessary for Buyer's ownership of the Property.

             4.4.4 No Pre-paid Rent. Seller shall not accept any rent from any tenant (or any new tenant under any new lease to which Buyer has consented) for more than one (1) month in advance of the payment date.

             4.4.5 Notice of Change in Circumstances. Seller shall promptly notify Buyer of any change in any condition with respect to the Property or any portion thereof or of any event or circumstances of which Seller becomes aware subsequent to the Effective Date which (a) materially affects the Property or any portion thereof, the use or operation of the Property or any portion thereof, or the future development of the Property or any portion thereof, (b) makes any representation or warranty of Seller to Buyer under this Agreement untrue or misleading, or (c) makes any covenant or agreement of Seller under this Agreement incapable or materially less likely of being performed.

             4.4.6 No Defaults; Maintenance of Property. Seller shall not default with respect to the performance of any obligation relating to the Property, including, without limitation, the payment of all amounts due and the performance of all obligations with respect to the leases, any operating agreements, the service contracts, and any existing indebtedness relating to the Property; provided, however, that Seller shall have the right to contest any claim that it is in default under any such obligation but such contest shall not excuse Seller's obligation to perform hereunder. Seller shall operate and maintain the Property in accordance with Seller's past practices.

             4.4.7 Exclusive Negotiations. Seller shall remove the Property from the market and cease and refrain from any and all negotiations with any other prospective optionees or purchasers of the Property.

             4.4.8 Zoning. Except as expressly approved by Buyer in writing, Seller shall not seek any change in the zoning of the Real Property.

             4.4.9 Insurance. Seller shall maintain insurance for the Property in accordance with Seller's past practice.

             4.4.10 Litigation. Seller shall not initiate any litigation with respect to the Property after the Decision Date.

         4.5 Hazardous Material Waiver. Buyer hereby releases Indemnitees from and against any and all liabilities, claims, demands, suits, judgments, causes of action (including, but not limited to, causes of action arising under the Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U.S.C. Section 9601 et. seq.), losses, costs, damages, injuries, penalties, enforcement actions, fines, taxes, remedial actions, removal and disposal costs, investigation and remediation costs and expenses (including, without limit, attorneys' fees, litigation, arbitration and administrative proceeding costs, expert and consultant fees and laboratory costs), sums paid in settlement of claims, whether direct or indirect, known or unknown, arising out of, related in any way to, or resulting from or in connection with, in whole or in part, the presence or suspected presence of Hazardous Materials (defined below) in, on, under, or about the Property. In that connection, Buyer, on behalf of itself and any party to which it assigns this Agreement (and any successor assignee of this Agreement, but not to any transferee of the Property which is not an assignee of this Agreement), waives the benefit of California Civil Code
Section 1542, which provides as follows:

             "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

"Hazardous Material(s)" means any chemical, substance, material, controlled substance, object, condition, waste living organisms or combination thereof which is or may be hazardous to human health or safety or to the environment due to his radioactivity, ignitability, corrosivity, reactivity, explosivity, toxicity, carcinogenicity, mutagenicity, phytotoxicity, infectiousness or other harmful or potentially harmful properties or effects, including, without limitation, petroleum hydrocarbons and petroleum products, lead, asbestos, radon, polychlorinated biphenyls (PCBs) and all of those chemicals, substances, materials, controlled substances, objects, conditions, wastes, living organisms or combinations thereof which are now or become in the future listed, defined or regulated in any manner by any federal, state or local law based upon, directly or indirectly, such properties or effects. This release and waiver shall not be applicable with respect to any claim by Buyer based upon a breach of a representation or warranty by Seller, but any such claim shall be subject to the last paragraph of Section 4.1 hereof.

         4.6 Condemnation. If, prior to Closing, any portion of the Property shall be condemned or becomes the subject of any pending or threatened condemnation action, Seller shall promptly notify
Buyer thereof. In such event, Buyer shall be entitled to terminate this Agreement by written notice thereof to Seller with ten (10) business days after Buyer's receipt of notice of condemnation, whereupon the Deposit shall be returned to Buyer.
In the event that Buyer elects not to terminate this Agreement,
(i) if any condemnation award is received by Seller prior to Closing, the amount of such award shall be applied as a credit against the Purchase Price and (ii) at the Closing, Seller shall assign to Buyer all of Seller's rights on account of said condemnation action, including, without limitation, the right to any award that may be paid in connection therewith. Any condemnation awards received by Seller on or after Closing shall be promptly delivered by Seller to Buyer.
         4.7 Damage or Destruction. In the event of any damage to or destruction of the Property prior to the Closing, Seller shall promptly notify Buyer and the Closing shall nevertheless occur as otherwise provided for in this Agreement except (i) if, in Seller's reasonable judgment, the cost to repair such damage or destruction is less than $100,000 and such repairs can be completed within seventy five (75) days of the scheduled Closing
Date, Seller shall, at Seller's sole cost, promptly commence and diligently pursue to completion the repair of such damage and destruction, and the date of Closing shall be extended until the date that is five (5) days after the date Seller shall have notified Buyer in writing of the completion of such repairs (but not later than seventy five (75) days after the originally scheduled Closing Date), and (ii) if, in Seller's reasonable judgment, the cost to repair such damage or destruction equals or exceeds $100,000 or such repairs cannot be completed within seventy five (75) days of the scheduled Closing Date, then within ten (10) business days after Buyer's receipt of such notice, Buyer shall deliver written notice to Seller and Escrow Holder, electing either: (a) to proceed with this transaction and Closing in accordance with this Agreement notwithstanding such damage or destruction, in which case all proceeds of insurance paid or payable to Seller by reason of such damage or destruction shall be paid or assigned to Buyer and the Purchase
Price shall be reduced by an amount equal to the deductible under Seller's insurance policy; or (b) to terminate this Agreement in accordance with the terms of Section 3.4. Buyer's failure to deliver either of such notices to Seller and Escrow Holder within such ten (10) business day period shall constitute Buyer's election to terminate this Agreement. If damage or destruction occurs as contemplated in clause (i) above, Buyer shall have the right, exercisable by written notice to Seller within ten (10) business days after receipt of Seller's notice of such damage, to elect to proceed to Closing without Seller performing the repairs as contemplated in said clause (i), in which case Buyer and Seller shall proceed with this transaction as set forth in clause
(a) above.
         4.8 Estoppel Certificates. Seller shall exert diligent efforts to provide Buyer with an estoppel certificate from each tenant, which estoppel certificate shall be in form and substance satisfactory to Buyer in all respects (the "Estoppel
Certificate").  Seller's failure to provide the Estoppel
Certificate shall not constitute a default under the terms of this Agreement. In the event that Seller fails to provide Buyer with the Estoppel Certificate on or prior to the fifth (5th) day prior to the Closing Date, or in the event that Buyer fails to provide Seller with written notice that Buyer approves the Estoppel Certificate within five (5) days after delivery thereof to Buyer, Buyer shall have the right, as its sole remedy, to terminate this Agreement by written notice to Seller, whereupon this Agreement shall terminate, the Deposit shall be returned to Buyer, and except as otherwise expressly provided herein the parties shall have no further obligations or liabilities hereunder. Unless Buyer provides Seller with written notice of approval of the Estoppel Certificate within four (4) days after delivery thereof to Buyer, Buyer shall be deemed to have elected to terminate this Agreement pursuant to the preceding sentence.

         4.9 Buyer's Conditions to Close of Escrow. The following shall be conditions to Buyer's obligation to consummate the transaction contemplated by this Agreement (and Buyer shall be entitled to a return of the Deposit if such conditions are not satisfied by the Closing or waived by Buyer):

             (a) All representations and warranties of Seller contained in this Agreement shall be true and correct as of the date made and as of the Close of Escrow.

             (b) At least one (1) business day before the Closing Date, Seller shall have delivered to Escrow Holder the documents described in Paragraph 5.1.

             (c) On the Closing Date, Seller shall not be in default in the performance of any covenant or agreement to be performed by Seller under this Agreement (except that any such default by Seller that was known to Buyer shall not be a condition to Buyer's obligations hereunder if Buyer shall not have exercised its termination right within five (5) days of the date Buyer acquired knowledge of such default) .

             (d) Buyer shall not have terminated, or have been deemed to have terminated, this Agreement pursuant to Section
4.8.

             (e) The willingness of Title Company to issue, upon the sole condition of payment of its regularly scheduled premium, the "Owner's Policy" (as defined below).

             (f) No material adverse change shall have occurred with respect to the Property after the Decision Date. For purposes of this paragraph, "material adverse change" means the occurrence of
(i) any spill, discharge or release of Hazardous Materials in, on or under the Property in violation of applicable laws, (ii) a monetary or other material default by the tenant of the Property under the terms of its lease, or (iii) any other event with respect to the condition of the Property which, in Buyer's reasonable judgment, causes the value of the Property to decrease by Fifty Thousand Dollars ($50,000) or more; provided, however, that with respect to any casualties or condemnation proceedings affecting the Property, the rights and obligations of the parties shall be as set forth in Paragraphs 4.6 and 4.7.

5.  CLOSING

         5.1  Deposits Into Escrow.

             5.1.1 At least one (1) business day prior to the Closing Date, Seller shall deposit into Escrow:

                    (a) A grant deed conveying the Property to Buyer (the "Deed"), subject to the Permitted Exceptions (the form of the Deed shall be the Title Company's form or such other form as is approved by Buyer).

                    (b) An affidavit or qualifying statement which satisfies the requirements of Section 1445 of the Internal
Revenue Code of 1986, as amended, and the regulations thereunder
(the "Non-Foreign Affidavit").

                    (c) A "Withholding Exemption Certificate, Form 590", pursuant to the California Revenue and Taxation Code
Sections 18805 and 26131, stating either the amount of withholding required from Seller's proceeds or that Seller is exempt from such withholding requirements (the "Certificate").

                    (d) Two originals of a bill of sale and assignment (the "Bill of Sale"), duly executed by Seller, assigning and conveying to Buyer all of Seller's right, title and interest in and to the Personal Property, the Records and Plans and the Warranties. The Bill of Sale shall be in the form of Exhibit "C" attached hereto.

                    (e) Two original counterparts of an assignment and assumption agreement (the "Assignment and Assumption Agreement") duly executed by Seller assigning all of Seller's right, title and interest in and to the Leases, the Lease Guarantees and the Contracts. The Assignment and Assumption Agreement shall be in the form of Exhibit "D" attached hereto.

                    (f)  A notice to the tenants, and to any
contractors party to a Contract, of the sale, and Seller's
Reaffirmation Certificate.

             5.1.2 At least one (1) business day prior to the Closing Date, Buyer shall deposit into Escrow:

                    (a)  Funds in accordance with the provisions of
Section 1.3.2;

                    (b)  Buyer's Reaffirmation Certificate; and

                    (c) Two original counterparts of the Assignment and Assumption Agreement duly executed by Buyer.

             5.1.3 Seller and Buyer shall each deposit such other instruments and funds as are reasonably required by Escrow Holder or otherwise required to close Escrow and consummate the sale of the Property in accordance with the terms of this Agreement, including but not limited to documents required under
Section 5.4.1.

         5.2  Prorations.

             5.2.1 Rentals (including, without limitation, fixed monthly rentals and other periodic rentals, percentage rentals, additional rentals, operating cost pass-throughs and other sums and charges payable by the tenants), prepaid rentals and prepaid payments (collectively, "Rent"), revenues and other income, if any, shall, subject to the further provisions hereof, be prorated on the basis that Buyer shall receive a credit for all Rent which Seller has actually received before the Closing which is allocable to the period after the Closing and for all security deposits held by Seller. Seller shall not receive a credit for any Rent Seller has not received as of the Closing which is allocable to the period prior to the Closing. If Buyer shall collect any such Rent after the Closing, Buyer shall, after Buyer has received all Rent currently due, promptly pay the same to Seller. From and after the Closing, Seller shall have not right to proceed in any manner or make any claim against a tenant for rents that were delinquent as of the Closing Date.

             5.2.2 Real estate taxes, assessments and improvement bonds shall be prorated (unless paid directly by tenants of the Project, in which case no such proration shall be made) as of the Closing on the basis of the most recent assessed valuation of and rates and multiplier applicable to the Property.

             5.2.3 Water, sewer and other utilities charges, amounts payable under any service contracts, annual permits and/or inspection fees and any other expenses relating to the operation and maintenance of the Property shall be prorated (unless paid directly by tenants of the Project, in which case no such proration shall be made) as of the Closing (with the assumption that utility charges were uniformly incurred during the billing period in which the Closing occurs).

             5.2.4 Any prorations under this Agreement shall be based upon the actual number of days in the applicable period. If any prorations hereunder are based upon estimated income or expenses, the parties shall cooperate, within ninety (90) days after Closing, to reconcile such income or expenses and the parties shall make any necessary adjustment after Closing by cash payment upon demand to the party entitled thereto.

         5.3  Payment of Closing Costs.

             5.3.1 Closing Costs Borne by Seller. Seller shall bear and Escrow Holder shall discharge on Seller's behalf out of the sums payable to Seller hereunder (a) the portion of the costs associated with the CLTA standard coverage premium for the Owner's Policy, (b) one-half of Escrow Holder's fee, (c) documentary transfer tax, and (d) any additional costs and charges customarily charged to sellers in accordance with common escrow practices in San Diego County, California.

             5.3.2 Closing Costs Borne by Buyer. Buyer shall deposit with Escrow Holder for disbursement by Escrow Holder
(a) one-half of Escrow Holder's fee, (b) all costs and expenses of the Owner's Policy in excess of the premium to be borne by Seller (including, without limitation, any additional premium charged for any extended coverage policy or endorsements required by Buyer and the cost of any survey deletion to the Owner's Policy), (c) the recording fees (excluding documentary transfer tax) required in connection with the transfer of the Property to Buyer, and (d) any additional charges customarily charged to buyers in accordance with common escrow practices in San Diego County, California.



         5.4  Closing of Escrow.

             5.4.1 Pursuant to Section 6045 of the Internal Revenue and Taxation Code, Escrow Holder shall be designated the "closing agent" hereunder and shall be solely responsible for complying with the tax reform act of 1986 with regard to reporting all settlement information to the Internal Revenue Service.

             5.4.2 Escrow Holder shall hold the Closing on the Closing Date if: (i) it has received in a timely manner all the funds and materials required to be delivered into Escrow by Buyer and Seller; and (ii) it has received assurances satisfactory to it that, effective as of the Closing, the Title Company will issue to Buyer an ALTA extended coverage owner's policy of title insurance (Form 1970b) including such endorsements as Buyer may request, in the amount of the Purchase Price, insuring Buyer as the owner of the Property, subject only to the Permitted Exceptions (the "Owner's Policy"). In no event may the Owner's Policy contain a creditor's rights exception. Buyer shall satisfy itself as to the necessary coverage and endorsements that the Owner's Policy shall contain prior to the Decision Date, and, unless the Title Company refuses to issue the Owner's Policy in the form the Title Company shall have approved prior to the

Decision Date, Buyer shall not be excused from its obligation hereunder by reason of the coverage and endorsements in the Owner's Policy.

             5.4.3  To Close the Escrow, Escrow Holder shall:

                    (a) Cause the Deed to be recorded in the Official Records of San Diego County, California and thereafter mailed to Buyer, and deliver the Owner's Policy, Bill of Sale, Assignment and Assumption Agreement, Seller's Reaffirmation Certificate, and Non-Foreign Affidavit, and any funds remaining in the Escrow after all title and escrow charges have been paid and after Seller has received the Purchase Price, as adjusted by reason of the prorations and allocations of closing costs provided for in this Agreement, to Buyer; and

                    (b) Deliver to Seller the Buyer's Reaffirmation Certificate, the Assignment and Assumption Agreement and by wire transfer of federal funds, funds in the amount of the Purchase Price, plus or less any net debit or credit to Seller by reason of the prorations and allocations of closing costs provided for in this Agreement.

         5.5 Failure to Close; Cancellation. If the Escrow Holder is not in a position to Close the Escrow on the Closing Date or within three (3) days thereafter, then this Agreement shall terminate and Escrow Holder shall hold the Deposit pending receipt of instructions executed by Buyer and Seller. Neither party shall have any further obligations pursuant to this Agreement, except that no such termination shall relieve either party of liability for any failure to comply with the terms of this Agreement.

         5.6  LIQUIDATED DAMAGES.  BUYER AND SELLER AGREE
THAT IN THE EVENT OF A MATERIAL DEFAULT OR BREACH HEREUNDER
 BY BUYER (INCLUDING, WITHOUT LIMITATION, ANY DEFAULT OR
BREACH BY BUYER WHICH RESULTS IN THE FAILURE OF ESCROW TO
CLOSE), THE DAMAGES TO SELLER WOULD BE EXTREMELY
DIFFICULT AND IMPRACTICABLE TO ASCERTAIN, AND THAT
THEREFORE THE DEPOSIT IS A REASONABLE ESTIMATE OF THE
DAMAGES TO SELLER, SUCH DAMAGES INCLUDING COSTS
OF NEGOTIATING AND DRAFTING OF THIS AGREEMENT, COSTS OF COOPERATING IN SATISFYING CONDITIONS TO CLOSING, COSTS OF SEEKING ANOTHER BUYER UPON BUYER'S DEFAULT, OPPORTUNITY COSTS IN, AND CARRYING COST ASSOCIATED WITH, KEEPING THE PROPERTY OUT OF THE MARKETPLACE, AND OTHER COSTS INCURRED IN CONNECTION HEREWITH. ACCORDINGLY, BUYER AND SELLER AGREE THAT, EXCEPT FOR ANY DAMAGES, COSTS AND EXPENSES INCURRED IN CONNECTION WITH OR RESULTING FROM BUYER'S DEFAULT OR BREACH OF ITS OBLIGATIONS UNDER SECTIONS 3.7, 4.2, 6.13 AND 6.16 (WHICH DAMAGES, COSTS AND EXPENSES SHALL SURVIVE ANY CLOSING OR TERMINATION OF THIS AGREEMENT AND ARE NOT LIMITED BY THIS SECTION 5.6), RECEIPT AND RETENTION OF THE DEPOSIT SHALL BE THE SOLE AND EXCLUSIVE REMEDY OF SELLER IN THE EVENT OF ANY BREACH OR DEFAULT BY BUYER HEREUNDER.

Initials of Buyer:                      Initials of Seller:

     5.7 Possession. Subject to any tenant leases, possession of the Property (including, without limitation, all keys to the Property in Seller's possession, and the originals (or copies, if Seller does not have the originals) of all Leases, Contracts, Licenses and Permits and Records and Plans shall be delivered to Buyer upon Closing.

     5.8 Seller's Default. In the event of Seller's default hereunder, Buyer shall be entitled to pursue its remedies at law or equity, including without limitation specific performance.



6.  GENERAL PROVISIONS

     6.1 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which, taken together, shall constitute one and the same instrument.

     6.2 Entire Agreement. This Agreement contains the entire integrated agreement between the parties respecting the subject matter of this Agreement and supersedes all prior and contemporaneous understandings and agreements, whether oral or in writing, between the parties respecting the subject matter of this Agreement. There are no representations, agreements, arrangements or understandings, oral or in writing, between or among the parties to this Agreement relating to the subject matter of this Agreement which are not fully expressed in this Agreement (or the exhibits hereto). The terms of this Agreement are intended by the parties as a final expression of their agreement with respect to those terms and they may not be contradicted by evidence of any prior agreement or of any contemporaneous agreement. The parties further intend that this Agreement constitute the complete and exclusive statement of its terms and that no extrinsic evidence whatsoever may be introduced in any judicial proceeding involving this Agreement.

     6.3 Legal Advice; Neutral Interpretation; Headings. Each party has received independent legal advice from its attorneys with respect to the advisability of executing this Agreement and the meaning of the provisions hereof. The provisions of this Agreement shall be construed as to their fair meaning, and not for or against any party based upon any attribution to such party as the source of the language in question. Headings used in this Agreement are for convenience of reference only and shall not be used in construing this Agreement.

     6.4 Choice of Law. This Agreement shall be governed by the laws of the State of California without regard to the conflicts of law principles of said State.

     6.5 Severability. If any term, covenant, condition or provision of this Agreement, or the application thereof to any person or circumstance, shall to any extent be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, covenants, conditions or provisions of this Agreement, or the application thereof to any person or circumstance, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby.

     6.6 Waiver of Covenants, Conditions or Remedies. The waiver by one party of the performance of any covenant, condition or promise under this Agreement shall not invalidate this Agreement nor shall it be considered a waiver by it of any other covenant, condition or promise under this Agreement. The waiver by either or both parties of the time for performing any act under this Agreement shall not constitute a waiver of the time for performing any other act or an identical act required to be performed at a later time. The exercise of any remedy provided in this Agreement shall not be a waiver of any consistent remedy provided by law, and the provision in this Agreement for any remedy shall not exclude other consistent remedies unless they are expressly excluded.

     6.7 Exhibits. All exhibits to which reference is made in this Agreement are deemed incorporated in this Agreement, whether or not actually attached.

     6.8 Amendment. This Agreement may be amended at any time by the written agreement of Buyer and Seller.

     6.9 Relationship of Parties. The parties agree that their relationship is that of seller and buyer, and that nothing contained herein shall constitute either party the agent or legal representative of the other for any purpose whatsoever, nor shall this Agreement be deemed to create any form of business organization between the parties hereto, nor is either party granted any right or authority to assume or create any obligation or responsibility on behalf of the other party, nor shall either party be in any way liable for any debt of the other.

     6.10 No Third Party Benefit. This Agreement is intended to benefit only the parties hereto and, subject to Section 6.14, no other person or entity has or shall acquire any rights hereunder.

     6.11 Time of the Essence. Time shall be of the essence as to all dates and times of performance, whether contained herein or contained in any escrow instructions to be executed pursuant to this Agreement, and all escrow instructions shall contain a provision to this effect.

     6.12 Further Acts. Each party agrees to perform any further acts and to execute, acknowledge and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

     6.13 Recordation. Buyer shall not record this Agreement, any memorandum of this Agreement or any assignment of this

Agreement or any other document which would cause a cloud on the title to the Property (this shall not limit Buyer's right to record a lis pendens in the event of Buyer's commencement of an action for specific performance).

     6.14 Assignment. Buyer shall be permitted to assign Buyer's rights hereunder to an entity affiliated with Buyer upon written notice to Seller and delivery to Seller of an instrument reasonably satisfactory to Seller wherein such assignee shall assume Buyer's obligations hereunder, but no such assignment shall delay the Closing or relieve Buyer of any liability hereunder prior to the Closing (after the Closing, Seller shall look only to such assignee with respect to any liability of Buyer hereunder). Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the parties to this Agreement.

     6.15 Attorneys' Fees. In the event of any litigation involving the parties to this Agreement to enforce any provision of this Agreement, to enforce any remedy available upon default under this Agreement, or seeking a declaration of the rights of either party under this Agreement, the prevailing party shall be entitled to recover from the other such attorneys' fees, costs, charges and disbursements as may be reasonably incurred, including the costs of reasonable investigation, preparation and professional or expert consultation incurred by reason of such litigation. All other attorneys' fees, costs, charges and disbursements relating to this Agreement and the transactions contemplated hereby shall be borne by the party incurring the same.

     6.16  Brokers.   Seller shall pay Voit Commercial Brokerage
("Seller's Broker"), pursuant to a separate written agreement, a commission for its services as broker in this transaction if, as and when the Closing occurs. Buyer and Seller each represent and warrant to the other that, except as stated in the preceding sentence, (a) they have not dealt with any brokers or finders in connection with the purchase and sale of the Property, and
(b) insofar as such party knows, no broker or other person is entitled to any commission or finder's fee in connection with the purchase and sale of the Property. Seller and Buyer each agree to indemnify, defend and hold harmless the other against any loss, liability, damage, cost, claim or expense incurred by reason of any brokerage fee, commission or finder's fee which is payable or alleged to be payable to any broker or finder because of any agreement, act, omission or statement of the indemnifying party. The provisions of this Section 6.16 shall not be limited in any way by any terms of this Agreement including, but not limited to, Section 5.6 of this Agreement.

     6.17 Manner of Giving Notice. All notices and demands which either party is required or desires to give to the other shall be given in writing by personal delivery, express courier service or by telecopy followed by next day delivery of a hard copy to the address or telecopy number set forth below for the respective party, provided that if any party gives notice of a change of name, address or telecopy number, notices to that party shall thereafter be given as demanded in that notice. All notices and demands so given shall be effective upon receipt by the party to whom notice or a demand is being given.

To Buyer:
          WCB Properties Limited Partnership
          450 Newport Center Drive, Suite 304
          Newport Beach, CA 92660
          Attn: Brad E. Baker and Robert V. Neary
          Telephone:   (714) 640-6900
          Telecopy:   (714) 640-8399

With a copy to:
          Munger, Tolles & Olson
          355 South Grand Avenue, 35th Floor
          Los Angeles, California  90071
          Attn:  Edward C.  Hagerott, Jr., Esq.
          Telephone:  (213) 683-9279
          Telecopy:  (213) 687-3702

To Seller:
          T. Rowe Price-Pacific
          c/o LaSalle Advisors Limited
          1601 Response Road
          Sacramento, California 95815
          Attn:  Michael D. Westfall
          Telephone:  (916) 920-4051
          Telecopy:    (916) 920-0205

With a copy to:
          David W. Greenman, Esq.
          Bainbridge Group
          18301 Von Karman Avenue, Suite 410
          Irvine, California 92612
          Telephone:  (714) 442-6605
          Telecopy:    (714) 442-6609

     6.18 Survival. Only the provisions of Sections 3.7 (Access to Property), 4.1 (Seller's Representations and Warranties),
4.2 (Buyer's Representations and Warranties), 4.3 (Reaffirmation), 4.4 (Hazardous Material Waiver),
4.6 (Condemnation), 4.7 (Damage or Destruction), 5.2 (Prorations), 5.3 (Payment of Closing Costs), 5.6 (LIQUIDATED DAMAGES), 5.7 (Possession) and Article 6 (General Provisions) shall survive the Closing and the consummation of the transactions contemplated by this Agreement or the termination of this Agreement for any reason without the conveyance of the Property to Buyer.

     6.19 Dates. If any date specified herein shall fall on a Saturday, Sunday or public holiday, such date shall automatically be revised to be the next business day.

     6.20 Nonsolicitation of Tenants. Seller hereby agrees that from and after the execution of this Agreement, (a) neither Seller nor any affiliate of Seller shall solicit, initiate negotiations with or initially induce, either directly or through an agent or employee, any tenant during the term of the application lease and for a period of one (1) year after the expiration of the applicable lease (including all extensions and renewals), in order to cause such tenant to relocate from the Property to any other property (i) owned in whole or in part by Seller or any affiliate of Seller, (ii) owned in whole or in part by any entity owned in whole or in part by Seller or any affiliate or Seller, or (iii) managed by Seller, any affiliate of Seller or any entity owned in whole or in part by Seller or any affiliate of Seller (collectively the "Seller's Other Property");
(b) Seller shall give Buyer immediate written notice whenever any tenant initiates negotiations with or contacts Seller with either the actual or apparent purpose of relocating or expanding to Seller's Other Property, which notice shall set forth the materials terms of any lease proposed by Seller or Seller's affiliates or agents; and (c) Seller shall not induce any tenant who has initiated such negotiations to breach its lease.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

SELLER:                       T. ROWE PRICE-PACIFIC,
                              a California limited partnership

                              By: T. Rowe Price Realty Income
Fund II,
                              Americas's Sales-Commission-Free
Real Estate
                               Limited Partnership, its general
partner


                                   By:
                                        Michael D. Westfall,
                                        its authorized agent


BUYER:                        WCB PROPERTIES LIMITED PARTNERSHIP,
                              a Delaware limited partnership

                              By:
                              Name:
                              Title:

                           Exhibit "A"

                       Property Description


LOT 15 OF PACIFIC CORPORATE CENTER UNIT NO. 2, IN THE CITY OF SAN
DIEGO, COUNTY OF SAN DIEGO, STATE OF CALIFORNIA, ACCORDING TO MAP
THEREOF NO. 11561, FILED IN THE OFFICE OF THE COUNTY RECORDER OF
SAN DIEGO COUNTY, JULY 9, 1986.

The Annual Report to Limited Partners for the Year ended December
31, 1996 should be inserted here.


ANNUAL REPORT
FOR THE PERIOD ENDED
DECEMBER 31, 1996

FELLOW PARTNERS:

Now that we have initiated the disposition phase of your Fund, the amount of your distributions and the estimated value of a Fund unit will be influenced more by sales than by operations. As a result, we thought it appropriate to begin this report by providing you with the estimated unit value of the Fund and an update on property dispositions as well as your fourth quarter distribution.
     At this stage of your Fund's life cycle, our primary focus is shifting from the production of income to the strategic positioning of Fund properties to maximize potential sales proceeds.

Unit Valuation

As you know, at the end of each year we employ a third-party appraiser to review and assess the analysis and assumptions used to prepare an estimated current value of the properties held in your Fund. We then use these valuations to prepare an estimated unit value, which may not be representative of the value of your units when the Fund ultimately liquidates.

Real Estate Investments (Dollars in thousands)
_________________________________________________________________

                                       Average      Contribution
                      Leased Status  Leased Status  to Net Income
                       ___________   _____________  ____________

               Gross                    Twelve         Twelve
             Leasable                Months Ended   Months Ended
Property       Area   December 31,   December 31,   December 31,
Name         (Sq. Ft.)     1996     1995  1996   1995    1996
_________   __________  __________  _____ _____  _____   _____

Atlantic      187,844      100%      97%   93%   $240   $   214

Coronado       95,732      100      100   100     193       189

Oakbrook
  Corners     123,948       94       68    75     (96)     (985)

Baseline      100,204       96       88    90      86      (636)

Business
  Plaza        66,342       89       85    79     355        33

Tierrasanta   104,236       62       75    87      80      (734)
             ________     ____     ____  ____   _____     _____

              678,306       91       86    88     858    (1,919)

Held for Sale

  AMCC         99,950      100      100   100     903       263

  South Point
    Plaza      49,163       90       67    74      84       (47)

  Bonnie Lane 119,590      100       78    96     161       239

  Glenn Avenue 82,000      100      100   100     172       178
             ________     ____     ____  ____    ____      ____

            1,029,009       94       87    90   2,178    (1,286)
Properties Sold     -        -        -     -     442       858

Fund Expenses
  Less Interest
  Income            -        -        -     -    (228)     (292)
             ________     ____     ____  ____   _____     _____

Total       1,029,009       94%      87%   90% $2,392   $  (720)

Nor is there any assurance that you could sell your units today at a price equal to the current estimated value.
     At December 31, 1996, the estimated unit value of the Fund was $487. After adjusting for our February distribution of $16, the estimated value per unit is $471. Total appreciation for the year, including net appreciation on properties sold, is 7.5%.
     As you may recall, we mailed this information to you in a letter dated January 22, 1997, in response to the offerings made to you by other investors. While we cannot assure that you will ultimately receive the exact amount of the estimated unit value, we believe our valuation process has been sound, and we want you to be as well-informed as possible about the value of your investment. Our objective is to supply you with the information you need to make the best decisions based on your particular circumstances.

Disposition Update

On November 20, 1996, we executed a purchase and sale agreement for AMCC and closed on January 23, 1997, after the end of the reporting period. Net sales proceeds of $7.7 million, or approximately $91 per limited partnership unit, will be distributed to you in May.
     We mentioned in our last report that two properties were added to the held for sale category - Bonnie Lane and Glenn Avenue, two industrial buildings in the Chicago area that have been marketed with three similar holdings in Realty Income Fund
III. We signed a letter of intent with a potential buyer for the entire group of properties in January and hope to complete the transaction in April, although there is no assurance the sale will be consummated.
     In addition, we signed a listing agreement to sell South Point Plaza, in which the Fund has a 50% interest. The property, a shopping center in Tempe, Arizona, is currently being actively marketed by the listing broker. We will update you on all these properties held for sale in our next quarterly report.

Cash Distributions

The Fund declared a fourth quarter distribution from operations of $16 per unit, bringing the total operating distributions for the year to $35.50. Additionally, $27.91 per unit was paid out to you during the year from sales proceeds for the Fund's 24% share of Fairchild, resulting in total distributions of $63.41 per unit for 1996. Future distributions will be determined each quarter based on cash flow, anticipated capital requirements, and the status of property dispositions.

Results of Operations

The Fund had a net loss of $720,000 in 1996 compared with net income of $2,392,000 in 1995. The change in property valuation adjustments of $3,850,000 accounted for much of the difference, which was partly offset by a $699,000 gain on the sale of Fairchild. Income before the gain on the property sale declined $3,811,000, due largely to downward valuation adjustments for Oakbrook Corners, Baseline, Tierrasanta, and AMCC. While conditions in the markets where these properties are located are generally improving, the shortened anticipated holding period due to our disposition plans caused us to adjust the carrying values downward. Property carrying amounts for financial statement purposes should not be confused with the estimated fair market values used to determine your estimated unit value.
     Income from operations before the valuation adjustments was up $39,000 over the year before. Revenues from rental income and interest income resulted in total gross revenues of $6,189,000 for the year compared with $6,964,000 a year earlier. However, this comparison was affected by the absence of a full year's rental income from Regal Row and Fairchild, the two properties sold in 1996. Results were helped by a decline of $814,000 in operating expenses, before valuation adjustments, primarily due to the property sales.
     At the property level, we reported previously that a tenant who occupied 38% of the total space at Tierrasanta did not renew upon expiration in August. There is interest in the property and the market is tightening, but several competitive properties have comparable space available, and we cannot be sure when this space will be re-leased. At Baseline, 39% of the leases will expire between now and the end of 1997, and our strategy here will be to find replacement tenants with better credit than those who do not renew while focusing on longer-term leases.
     During the year, we signed leases totaling approximately 35% of Fund properties, resulting in an increase in year-end leased status of five percentage points over the year before. Increased leasing activity at Atlantic, Oakbrook Corners, Baseline, Business Plaza, Bonnie Lane, and South Point Plaza more than offset the decrease at Tierrasanta.

Outlook

We continue to make progress toward the disposition of the Fund's properties during the next two years. Some of you have asked why we are beginning to sell now, just as the market has been exhibiting signs of strengthening.
     Our primary goal is to take advantage of rising property values as the Fund nears the end of its planned lifespan. As real estate markets have been improving during the past few years, we have used the opportunity to capture higher prices for investors.

     As usually happens in improving markets, the turnaround in real estate is broadly encouraging an increasing supply of new properties, which could eventually lead to an oversupply and softer prices down the road. This is normal as the real estate cycle runs its course. While we do not expect a recession in either real estate or the general economy to emerge in the near future, the country's economic expansion is almost six years old and is approaching an advanced stage, by historical measures.
     It is possible that by selling Fund properties during the next few years, we might miss some further advances in real estate values. However, with prices currently rising due to strong tenant and investor demand, supply growing in many markets, and the Fund nearing the end of its planned lifespan, we believe it is prudent to sell into that strength while prices are on the upswing.

     Sincerely,

     James S. Riepe
     Chairman

February 7, 1997

                      REAL ESTATE HOLDINGS
                        December 31, 1996
                         (In thousands)

                                        Date       Carrying
Property Name       Type and Location   Acquired    Amount
_______________     _____________       _________  ________

Atlantic            Industrial            10/86  $  3,416
   Gwinnett Co.,
   Georgia

Coronado            Industrial            11/86     3,407
   Anaheim,
   California

Oakbrook Corners    Business Park         11/86     5,098
   Gwinnett Co.,
   Georgia

Baseline            Business Park         12/86     3,884
   Tempe, Arizona

Business Plaza      Office                12/86     3,638
   Ft. Lauderdale,
   Florida

Tierrasanta         Business Park         4/88      1,727
   San Diego,
   California
                                                  _______

                                                   21,170


Held for Sale

AMCC                R&D/Office            9/87      7,772
   San Diego,
   California

Bonnie Lane         Industrial            11/87     3,316
   Elk Grove,
   Illinois

Glenn Avenue        Industrial            11/87     2,257
   Wheeling,
   Illinois

South Point         Retail                4/88      1,515
   Tempe, Arizona                                 _______

                                                 $ 36,030
                                                  _______
                                                  _______


                   CONSOLIDATED BALANCE SHEETS
                         (In thousands)

                                      December 31,December 31,
                                          1996        1995
                                        _________   _________

Assets

Real Estate Property Investments
 Land. . . . . . . . . . . . . . . .     $  8,443     $14,544
 Buildings and Improvements. . . . .       19,352      45,170
                                         ________    ________
                                           27,795      59,714
 Less:  Accumulated Depreciation
    and Amortization . . . . . . . .       (6,625)    (18,049)
                                         ________    ________
                                           21,170      41,665
 Held for Sale . . . . . . . . . . .       14,860       3,500
                                         ________    ________
                                           36,030      45,165
Cash and Cash Equivalents. . . . . .        3,667       4,782
Accounts Receivable  (less allowances of
 $22 and $165) . . . . . . . . . . .          162         172
Other Assets . . . . . . . . . . . .          333         410
                                         ________    ________

                                         $ 40,192     $50,529
                                         ________    ________
                                         ________    ________

Liabilities and Partners' Capital
 Security Deposits and Prepaid Rents     $    505     $   493
 Accrued Real Estate Taxes . . . . .          394         502
 Accounts Payable and Other Accrued
    Expenses . . . . . . . . . . . .          307         433
                                         ________    ________

Total Liabilities. . . . . . . . . .        1,206       1,428
Partners' Capital. . . . . . . . . .       38,986      49,101
                                         ________    ________

                                         $ 40,192     $50,529
                                         ________    ________
                                         ________    ________

The accompanying notes are an integral part of the consolidated financial statements.

              CONSOLIDATED STATEMENTS OF OPERATIONS
             (In thousands except per-unit amounts)

                                  Years Ended December 31,
                                  1996       1995     1994
                                _________  __________________

Revenues

Rental Income. . . . . . . .    $ 5,944   $ 6,717  $   6,834
Interest Income. . . . . . .        245       247        149
                                _______   _______    _______

                                  6,189     6,964      6,983
                                _______   _______    _______

Expenses

Property Operating Expenses.      1,113     1,103      1,399
Real Estate Taxes. . . . . .        747       991        877
Depreciation and
  Amortization . . . . . . .      1,781     2,362      2,979
Decline (Recovery) of Property
  Values . . . . . . . . . .      3,168      (682)      (860)
Management Fee to General
  Partner. . . . . . . . . .        298       346        269
Partnership Management
  Expenses . . . . . . . . .        501       452        457
                                _______   _______    _______

                                  7,608     4,572      5,121
                                _______   _______    _______

Income (Loss) from Operations before
  Real Estate Sold . . . . .     (1,419)    2,392      1,862
Gain on Real Estate Sold . .        699         -          -
                                _______   _______    _______

Net Income (Loss). . . . . .    $  (720)  $ 2,392  $   1,862
                                _______   _______    _______
                                _______   _______    _______

Activity per Limited Partnership
  Unit

Net Income (Loss). . . . . .    $ (8.48)  $ 28.16  $   21.92
                                _______   _______    _______
                                _______   _______    _______

Cash Distributions Declared
  from Operations. . . . . .    $ 35.50   $ 37.68  $   35.50
  from Sale Proceeds . . . .      70.86     40.79          -
                                _______   _______    _______

Total Distributions
  Declared . . . . . . . . .    $106.36   $ 78.47  $   35.50
                                _______   _______    _______
                                _______   _______    _______

 Units Outstanding . . . . .     84,099    84,099     84,099
                                _______   _______    _______
                                _______   _______    _______

The accompanying notes are an integral part of the consolidated financial statements.

          CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
                         (In thousands)

                                General    Limited
                                Partner   Partners     Total
                               ________   ________   ________

Balance, December 31, 1993 .    $  (261)  $53,401    $53,140
Net Income . . . . . . . . .         19     1,843      1,862
Redemption of Units. . . . .          -        (1)        (1)
Cash Distributions . . . . .        (25)   (2,439)    (2,464)
                                _______   _______    _______

Balance, December 31, 1994 .       (267)   52,804     52,537
Net Income . . . . . . . . .         24     2,368      2,392
Cash Distributions . . . . .        (32)   (5,796)    (5,828)
                                _______   _______    _______

Balance, December 31, 1995 .       (275)   49,376     49,101
Net Loss . . . . . . . . . .         (7)     (713)      (720)
Cash Distributions . . . . .        (26)   (9,369)    (9,395)
                                _______   _______    _______

Balance, December 31, 1996 .    $  (308)  $39,294    $38,986
                                _______   _______    _______
                                _______   _______    _______

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)



                                        Years Ended December 31,
                                       1996      1995      1994
                                      _______   _______   _______

Cash Flows from Operating Activities
Net Income (Loss)  . . . . . . .     $ (720)  $ 2,392   $ 1,862
Adjustments to Reconcile Net Income
  (Loss) to Net Cash Provided by Operating
    Activities
    Depreciation and
      Amortization . . . . . . .      1,781     2,362     2,979
    Decline (Recovery) of
      Property Values. . . . . .      3,168      (682)     (860)
    Gain on Real Estate
      Sold . . . . . . . . . . .       (699)        -         -
    Change in Accounts Receivable,
      Net of Allowances. . . . .          6       (11)       68
    Change in Other Assets . . .         72      (125)     (180)
    Change in Security Deposits and
      Prepaid Rents. . . . . . .         12       (29)       50
    Change in Accrued Real Estate
      Taxes. . . . . . . . . . .       (108)       70       (47)
    Change in Accounts Payable and
      Other Accrued
      Expenses . . . . . . . . .       (126)      154         5
                                     _______  _______   _______

Net Cash Provided by Operating
  Activities . . . . . . . . . .      3,386     4,131     3,877
                                     _______  _______   _______
Cash Flows from Investing Activities

Proceeds from Property
  Dispositions . . . . . . . . .      5,959     2,622         -
Investments in Real Estate . . .     (1,065)     (962)     (805)
                                     _______  _______   _______
Net Cash Provided by (Used in)
  Investing Activities . . . . .      4,894     1,660      (805)
                                     _______  _______   _______

Cash Flows Used in Financing
  Activities

Cash Distributions . . . . . . .     (9,395)   (5,828)   (2,464)

Redemption of Units. . . . . . .          -         -        (1)
                                     _______  _______   _______

Net Cash Used in Financing
  Activities . . . . . . . . . .     (9,395)   (5,828)   (2,465)
                                     _______  _______   _______

Cash and Cash Equivalents
Net Change during Year . . . . .     (1,115)      (37)      607
At Beginning of Year . . . . . .      4,782     4,819     4,212
                                     _______  _______   _______

At End of Year . . . . . . . . .  $  3,667    $ 4,782   $ 4,819
                                     _______  _______   _______
                                     _______  _______   _______

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

T. Rowe Price Realty Income Fund II, America's Sales-Commission-Free Real Estate Limited Partnership (the "Partnership"), was formed on January 7, 1986, under the Delaware Revised Uniform Limited Partnership Act for the purpose of acquiring, operating, and disposing of existing income-producing commercial and industrial real estate properties. T. Rowe Price Realty Income Fund II Management, Inc., is the sole General Partner. The initial offering resulted in the sale of 84,144 limited partnership units at $1,000 per unit.
    In accordance with provisions of the partnership agreement, income from operations is allocated and related cash distributions are generally paid to the General and Limited Partners at the rates of 1% and 99%, respectively. Sale or refinancing proceeds are generally allocated first to the Limited Partners in an amount equal to their capital contributions, next to the Limited Partners to provide specified returns on their adjusted capital contributions, next 3% to the General Partner, with any remaining proceeds allocated 85% to the Limited Partners and 15% to the General Partner. Gain on property sold is generally allocated first between the General Partner and Limited Partners in an amount equal to the depreciation previously allocated from the property and then in the same ratio as the distribution of sale proceeds. Cash distributions, if any, are made quarterly based upon cash available for distribution, as defined in the partnership agreement. Cash available for distribution will fluctuate as changes in cash flows and adequacy of cash balances warrant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Partnership's financial statements are prepared in accordance with generally accepted accounting principles which requires the use of estimates and assumptions by the General Partner.
    The accompanying consolidated financial statements include the accounts of the Partnership and its pro rata share of the accounts of T. Rowe Price-Pacific (AMCC), a California limited partnership, South Point Partners, and Tierrasanta 234, which are California general partnerships, in which the Partnership has 90%, 50%, and 30% interests, respectively. They also include the Partnership's pro-rata share of the accounts of Fairchild 234, a California general partnership in which the Partnership had a 24% interest prior to disposition of the property on August 28, 1996. The other partners in these ventures, except for T. Rowe Price-Pacific, are affiliates of the Partnership. All intercompany accounts and transactions have been eliminated in consolidation.
    Depreciation is calculated primarily on the straight-line method over the estimated useful lives of buildings and improvements, which range from five to 40 years. Lease commissions and tenant improvements are capitalized and amortized over the life of the lease using the straight-line method.
    Cash equivalents consist of money market mutual funds, the cost of which approximates fair value.
    The Partnership uses the allowance method of accounting for doubtful accounts. Provisions for (recoveries of) uncollectible tenant receivables in the amounts of $29,000, ($101,000), and $162,000 were recorded in 1996, 1995, and 1994, respectively. Bad debt expense (recoveries) is included in Property Operating Expenses.
    The Partnership will review its real estate property investments for impairment whenever events or changes in circumstances indicate that the property carrying amounts may not be recoverable. Such a review results in the Partnership recording a provision for impairment of the carrying value of its real estate property investments whenever the estimated future cash flows from a property's operations and projected sale are less than the property's net carrying value. The General Partner believes that the estimates and assumptions used in evaluating the carrying value of the Partnership's properties are appropriate; however, changes in market conditions and circumstances could occur in the near term which would cause these estimates to change.
    Rental income is recognized on a straight-line basis over the term of each lease. Rental income accrued, but not yet billed, is included in Other Assets and aggregates $280,000 and $300,000 at December 31, 1996 and 1995, respectively.
    Under provisions of the Internal Revenue Code and applicable state taxation codes, partnerships are generally not subject to income taxes; therefore, no provision has been made for such taxes in the accompanying consolidated financial statements.

NOTE 3 - TRANSACTIONS WITH RELATED PARTIES

As compensation for services rendered in managing the affairs of the Partnership, the General Partner earns a partnership management fee equal to 9% of net operating proceeds. The General Partner earned partnership management fees of $298,000, $346,000, and $269,000 in 1996, 1995, and 1994, respectively. In addition, the General Partner's share of cash available for distribution from operations, as discussed in Note 1, totaled $30,000, $31,000, and $28,000 in 1996, 1995, and 1994, respectively.
    In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner. The General Partner's reimbursement of such expenses totaled $117,000, $107,000, and $108,000 for communications and administrative services performed on behalf of the Partnership during 1996, 1995, and 1994, respectively.
    An affiliate of the General Partner earned a normal and customary fee of $10,000, $20,000, and $16,000 from the money market mutual funds in which the Partnership made its interim cash investments during 1996, 1995, and 1994, respectively.
    LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting, and other related services to the Partnership. LaSalle's reimbursement for such expenses during each of the last three years totaled $150,000.
    An affiliate of LaSalle earned $131,000, $129,000, and $145,000 in 1996, 1995, and 1994, respectively, for property management fees and leasing commissions on tenant renewals and extensions at several of the Partnership's properties.

NOTE 4 - PROPERTIES HELD FOR SALE AND DISPOSITIONS

On June 29, 1995, the Partnership sold Sullyfield Circle and received net proceeds of $2,622,000. Because the carrying value of this property had been written down to approximate its market value, no gain or loss was recognized on this property disposition.
    On February 14, 1996, the Partnership sold Regal Row and received net proceeds of $3,612,000. The net book value of this property at the date of disposition was also $3,612,000, after accumulated depreciation expense and previously recorded property valuation allowances. Therefore, no gain or loss was recognized on the property sale.
    On August 28, 1996, Fairchild Corporate Center, an office property in which the Partnership had a 24% interest was sold. The Partnership received net proceeds of $2,347,000. The net book value of the Partnership's interest at the date of sale was $1,648,000, after deduction of accumulated depreciation and previously recorded impairments. Accordingly, the Partnership recognized a $699,000 gain on the sale of this property.
    The Partnership began actively marketing its two midwest industrial properties, Bonnie Lane and Glenn Avenue in late 1996, and has subsequently signed a letter of intent with a prospective buyer. In late 1996, the Partnership also began marketing South Point Plaza, a shopping center in which the Partnership has a 50% interest. The Partnership has classified the carrying amounts of these three properties as held for sale in the accompanying December 31, 1996 balance sheet.
    The Partnership began actively marketing the AMCC property in June 1996, and classifies it as held for sale in the accompanying December 31, 1996 balance sheet at an amount equal to its estimated net sales proceeds. The disposition of AMCC was completed in early 1997.
    Results of operations for properties held for sale at December 31, 1996, and properties sold during the past three years, are summarized below:

                                 1996       1995        1994
                               _________ __________   ________

Recovery (Decline) of          $(679,000) $ 343,000  $  899,000
  Property Values
Other Components of            1,471,000  1,417,000   1,386,000
  Operating Income
                              __________ __________   _________

Results of Operations          $ 792,000  $1,760,000 $2,285,000
                              __________ __________   _________
                              __________ __________   _________

NOTE 5 - PROPERTY VALUATIONS

On January 1, 1996, the Partnership adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which changed the Partnership's method of accounting for its real estate property investments when circumstances indicate that the carrying amount of a property may
not be recoverable.   Measurement of an impairment loss on an
operating property will now be based on the estimated fair value of the property, which becomes the property's new cost basis, rather than the sum of expected future cash flows. Properties held for sale will continue to be reflected at the lower of historical cost or estimated fair value less anticipated selling costs. In addition, properties held for sale are no longer depreciated.
    Based upon a review of current market conditions, estimated holding period, and future performance expectations of each property, the General Partner has determined that the net carrying value of certain Partnership properties held for operations may not be fully recoverable. Charges recognized for such impairments aggregated $2,489,000 in 1996 and $550,000 in 1994.
    Because the Business Plaza property was not then being actively marketed for sale, its carrying value was assessed and, accordingly, a net valuation allowance of $1,957,000 at December 31, 1995 was reclassified as a permanent impairment of the property's carrying value. Valuation recoveries for this property were $339,000 in 1995 and $511,000 in 1994.

NOTE 6 - LEASES

Future minimum rentals (in thousands) to be received by the Partnership under noncancelable operating leases in effect at December 31, 1996, are:

                 1997           $ 4,493
                 1998             2,777
                 1999             1,655
                 2000             1,051
                 2001               730
              Thereafter          1,089
                                _______

                Total           $11,795
                                _______
                                _______

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENT TO TAXABLE INCOME

As described in Note 2, the Partnership has not provided for an income tax liability; however, certain timing differences (in thousands) exist between amounts reported for financial reporting and federal income tax purposes. These differences are summarized below for the last three years:


                                 1996      1995       1994
                               ___________________  ________


Book net income (loss) . . .  $  (720)   $ 2,392   $ 1,862
Allowance for
  doubtful accounts. . . . .     (142)      (161)      182
Property valuation
  allowance and losses
  on dispositions. . . . . .   (2,732)    (2,793)     (860)
Normalized and
  prepaid rents. . . . . . .       78        (81)     (182)
Interest income. . . . . . .        -        301       302
Depreciation . . . . . . . .     (214)        18       609
Other items. . . . . . . . .       (8)       (61)       (8)
                             ________   ________  ________

Taxable income (loss). . . .  $(3,738)   $  (385)  $ 1,905
                             ________   ________  ________
                             ________   ________  ________

NOTE 8 - SUBSEQUENT EVENT

The Partnership declared a quarterly cash distribution of $16.00 per unit to Limited Partners of the Partnership as of the close of business on December 31, 1996. The Limited Partners will receive $1,346,000, and the General Partner will receive $14,000.

INDEPENDENT AUDITORS' REPORT

To the Partners
T. Rowe Price Realty Income Fund II,
America's Sales-Commission-Free Real Estate Limited Partnership:

    We have audited the accompanying consolidated balance sheets of T. Rowe Price Realty Income Fund II, America's Sales-Commission-Free Real Estate Limited Partnership and its consolidated ventures as of December 31, 1996 and 1995, and the related consolidated statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Realty Income Fund II, America's Sales-Commission-Free Real Estate Limited Partnership and its consolidated ventures as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Chicago, Illinois
January 30, 1997







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